Exhibit 99.5

5th August 2015

Paul Cronin

Swellcap Limited

Pine House

The Square

Stow of the Wold

Gloucestershire

GL54 1AF

United Kingdom

Dear Paul

Cessation of Swellcap engagement — Confidential

Further to our recent discussion, this deed sets out the terms that have been agreed between the parties hereto, being Swellcap Limited of Pine House, The Square, Stow an the Wold, GL54 1AF, United Kingdom (Swellcap), Anatolia Energy Limited of Ground Floor, 10 Outram Street. West Perth 6005 (Anatolia), Uranium Resources Inc (Uranium Resources) and you in relation to the termination of the consultancy agreement between the parties (excluding Uranium Resources) dated on or about 9 February 2015 (Consultancy Agreement)

The parties acknowledge and agree that conditional upon the Schemes (as defined in the scheme implementation agreement (SIA) between Anatolia and Uranium Resources dated 3 June 2015) becoming unconditional:

(a)

In accordance with clause 4(a) of Schedule 1 of the Consultancy Agreement, with effect from the date the Schemes become unconditional, Anatolia will pay Swellcap GBP192,000

(b)

With effect from the dale on which Anatolia ceases to be a member of the list of the Australian Securities Exchange (Deflating), Anatolia wilt be doomed to have given notice of the termination of the Consultancy Agreement in accordance with its right to do so under clause 14.2 of the Consultancy Agreement

(c)

As soon as practicable after Delisting, Uranium Resources will procure that the shareholders of Anatolia and any of its related bodies corporate (if required), approve a payment to Swellcap in lieu of the balance of the Fee (as that term is defined In the Consultancy Agreement) payable during the 12 month notice period (PILON). As soon as practicable after this approval is obtained, Anatolia must pay the PILON.

(d)

If Uranium Resources is unable to procure the approval required to provide Swellcap with the PILON, it must take all steps required to provide Swellcap with the maximum amount of the PILON. This includes not interfering in Swellcap bringing any action within a court for non-payment of part or all of the PILON and Swelfcap may plead this deed as a contractual right to its payment.

(e)

To the extent that consent is required by Uranium Resources under the SIA, Uranium Resources is deemed to have given such consent so that the terms of this deed can have effect and the parties will not be in breach of the SIA.

(f)

This deed is governed by the laws of Western Australia and the parties submit to the exclusive jurisdiction of the courts of Western Australia.

Yours sincerely,

/s/ Patrick Burke

Patrick Burke

Director

Anatolia Energy Limited

/s/ Christopher Jones

Christopher Jones

Chief Executive Officer

Uranium Resources, Inc.

Signed sealed and delivered by

Anatolia Energy Limited

/s/ Patrick Burke

Patrick Burke

Director

Dated 20 August 2015

/s/ Scott Mison

Scott Mison

Secretary

Dated 20 August 2015

Signed sealed and delivered by

Swellcap Limited

/s/ Paul Cronin

Paul Cronin

Dated 17 August 2015

/s/ Kathryn Coley

Kathryn Coley

Dated 17 August 2015

Signed sealed and delivered by

Uranium Resources, Inc.

/s/ Christopher M. Jones

Christopher M. Jones

President & CEO

Dated 21 August 2015

/s/ John W. Lawrence

John W. Lawrence

General Counsel & Secretary

Dated 21 August 2015